Exhibit 99.18

May 6, 2013

Filed Via SEDAR

British Columbia Securities Commission
Alberta Securities Commission
Saskatchewan Securities Commission
Manitoba Securities Commission
Ontario Securities Commission
Autorité des Marchés Financiers
Government of New Brunswick, Securities Administration Branch
Nova Scotia Securities Commission
Securities Commission of Newfoundland & Labrador
Prince Edward Island, Dept. of Community Affairs & Attorney General
Toronto Stock Exchange

Dear Sirs:

Subject: Crescent Point Energy Corp. (the "Corporation")

We hereby confirm the following materials were sent on May 1, 2013 to the registered holders of Common shares of the Corporation.

1.         Consolidated Financial Statements For Year Ended December 31, 2012
2.         Managements Discussion and Analysis For Year Ended December 31, 2012
3.         2012 President's Letter
4.         Press Release Announcing 2012 Year End Results
5.         Notice of Annual & Special Meeting
6.         Information Circular - Proxy Statement Dated April 25, 2013
7.         Form of Proxy
8.         2013 NI 51-102 Request Form
9.         Online Voting Instruction Form
10.       Proxy Return Envelope

We further confirm that copies of items #5 - #8 of the above-noted materials were caused to be sent on May 1, 2013 to each intermediary holding Common shares of the Corporation, who responded to the search procedures pursuant to Canadian Securities Administrators' National Instrument 54-101 regarding communication with Beneficial Owners of Securities of a Reporting Issuer.

In compliance with regulations made under the Securities Act, we are filing this material with you in our capacity as agent for the Corporation.

Yours truly,

OLYMPIA TRUST COMPANY

signed "Matthew Kelly"

Matthew Kelly
Account Officer
Corporate & Shareholder Services
Direct Dial:   403-668-8342